William E. Cooper

Attorney at Law

December 11, 2017

Mr. Karl Hiller

Branch Chief, Office of Natural Resources

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Strata Oil & Gas Inc.
Form 20-F for the Fiscal Year ended December 31, 2016
Filed: May 15, 2017
File No. 000-50934

Dear Mr. Hiller:

As counsel for Strata Oil & Gas Inc. (" Strata" or the "Company"), please be advised that we are in receipt of your comment letter dated December 7, 2017. I have been asked to review your comments to the Form 20-F for the fiscal year ended December 31, 2016. This letter sets forth the response of the Company to the comment by the Staff of the Office of Natural Resources of the Securities and Exchange Commission (''SEC") with respect to the above-referenced Form 20-F filing. The references to the comment letter have been shown in bold face for convenience, and the Company's responses are set forth below the reference.

Comment:

Form 20-F for the Fiscal Year ended December 31, 2016

General

1.	Please amend your filing to comply with Item 8.A.2 of Form 20-F, which requires audited financial statements for the latest three years.

Response:

The Company will amend its filing to comply with Item 8.A.2 of Form 20-F, which requires audited financial statements for the latest three years. The Company has recently changed auditors to Fruci & Associates II, PLLC who are re-auditing 2016 and will now re-audit 2014 and 2015. Due to the time involved with re-audits, the Company respectfully requests to file its amendment on or before January 15, 2018.

If you have additional questions or comments please feel free to contact the undersigned.

Sincerely,

William E. Cooper

William E. Cooper

cc: Strata Oil & Gas Inc.

314.581.4091 ❖ 9909 Clayton Road, Suite 227, Saint Louis, Missouri 63124 ❖ bill@wcooperlaw.com